Room 4561

June 19, 2006

Mr. Alex Genin
Chairman, Chief Executive Officer and President
First Capital International, Inc.
5120 Woodway, Suite 9000
Houston, Texas 77056

Re: First Capital International, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed June 15, 2006
File No. 0-26271

Dear Mr. Genin:

    We have reviewed your revised filing and response letter dated June 15, 2006 and have the following comments.

Revised Preliminary Proxy Statement on Schedule 14A

1.   Please have your memorandum or correspondence in response to our comments executed by an authorized person. Please further note the necessary representations to be made by the company as set forth in our letter June 14, 2006.

Proposal 1

Information Concerning the Board of Directors and Its Committees, page 4

2.   We note your response to comment 1 of our letter dated June 14, 2006. The disclosure required pursuant to Item 306(a) of Regulation S-B, however, does not appear to have been provided. Please revise as appropriate.

Proposal 3, page 13

3.   Your tabular disclosure in response to comment 3 of our letter dated June 14, 2006 indicates that no shares will be available for issuance under your authorized capital after the reverse stock split. It would appear that your authorized shares of common stock would remain at 100,000,000 shares after the reverse stock split. Accordingly, the reverse stock split would result in 41,688,229 shares outstanding or otherwise reserved

for issuance and the remainder available for issuance. Please advise and revise as appropriate.

Reason for the Reverse Stock Split, page 15

4.   We note your response to comment 2 of our letter dated June 14, 2006 which indicates that you have no plans, proposals or arrangements for your newly available authorized capital. Your revised disclosure, however, states that you "have no definite proposals" with respect to your newly available shares of capital stock. Please reconcile.

Proposal 4, page 17

5.   We note your revised disclosure in response to comment 7 of our letter dated June 14, 2006 which details your need for additional authorized capital prior to your reverse stock split. It would appear, however, that if the reverse stock split is approved, you would have additional authorized capital. Accordingly, please further explain the reason for increasing your authorized capital in the event your reverse stock split is approved.

*   *   *   *

As appropriate, please amend your filing, as necessary, in response to these comments. Responses to our comments on your filing should be provided to us within 10 business days of the date of this letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Daniel Lee at (202) 551-3477, or Anne Nguyen, Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
         Brenda Stanfield, Esq.
         Axelrod Smith & Kirshbaum
         Facsimile: (713) 552-0202